UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2005

Commission File Number 000-29546

Adastra Minerals Inc.

(Translation of registrant's name into English)

St. George’s House, 15 Hanover Square, London, England W1S 1HS

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

NEWS RELEASE

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES

OR FOR DISSEMINATION IN THE UNITED STATES

Adastra Minerals Inc. announces C$10.2 million financing

pursuant to Private Placement

London, UK (December 14, 2005) Adastra Minerals Inc. (“Adastra”) today announced that it has agreed to place 6,000,000 class “A” common shares of no par value (“the Placing Shares”) at C$1.70 per share on a private placement basis to raise C$10,200,000 before expenses. Canaccord Capital (Europe) Limited, MGI Securities Inc. and Mirabaud Securities Limited are acting as agents for the purposes of this private placement. Following the Placement, there will be 77,185,331 class “A” common shares of no par value in issue. It is expected that this Private Placement will close on December 20, 2005.

About Adastra

Adastra is an international mining company listed on the Toronto Stock Exchange and admitted for trading on AIM, in London, under the symbol “AAA”. Adastra is currently developing several mineral assets in Central Africa, including the Kolwezi Tailings Project and the possible rehabilitation of the Kipushi zinc mine in the DRC. Adastra’s growth strategy emphasizes the creation of shareholder value through the development of world-class resources in stable or stabilizing political environments.

~ Ends ~

Contact us:

London
Tim Read	Cathy Malins / Annabel Leather
Chief Executive Officer	Parkgreen Communications
T: +44 (0)20 7355 3552	T: +44 (0)20 7493 3713
F: +44 (0)20 7355 3554	F: +44 (0)20 7491 3936
E: london@adastramin.com	E: cathy.malins@parkgreenmedia.com

North America
Martti Kangas
The Equicom Group
T: +1 416 815 0700 x. 243
+1 800 385 5451 (toll free)
F: +1 416 815 0080
E: mkangas@equicomgroup.com

This News Release contains forwardlooking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company’s plans for its Kolwezi Project in the Democratic Republic of Congo (“DRC”) and the resource size and economic potential of that project. These forwardlooking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forwardlooking statements, including, without limitation, risks and uncertainties relating to political risks involving the Company’s operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, the inability or failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended October 31, 2003 and Reports on Form 6-K filed with the Securities and Exchange Commission.

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Adastra Minerals Inc. (the “Company”)

Suite 950 - 1055 West Georgia Street

Vancouver, BC V6E 3P3

Item 2.	Date of Material Change

December 14, 2005

Item 3.	News Release

The News Release dated December 14, 2005 was forwarded to the Toronto Stock Exchange and disseminated via Canada Newswire (Canadian Disclosure).

A copy of the News Release is attached as Schedule “A”.

Item 4.	Summary of Material Change

The Company announced that it has agreed to place 6,000,000 class “A” common shares of no par value at C$1.70 per share on a private placement basis to raise C$10,200,000 before expenses. Canaccord Capital (Europe) Limited, MGI Securities Inc. and Mirabaud Securities Limited are acting as agents for the purposes of this private placement. Following the Placement, there will be 77,185,331 class “A” common shares of no par value in issue. It is expected that this Private Placement will close on December 20, 2005.

Item 5.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Tim Read, President

44-207-355-3552

Item 9.	Date of Report

Dated at Vancouver, BC, this 14th day of December, 2005.

SCHEDULE “A”

NEWS RELEASE

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES

OR FOR DISSEMINATION IN THE UNITED STATES

Adastra Minerals Inc. announces C$10.2 million financing

pursuant to Private Placement

London, UK (December 14, 2005) Adastra Minerals Inc. (“Adastra”) today announced that it has agreed to place 6,000,000 class “A” common shares of no par value (“the Placing Shares”) at C$1.70 per share on a private placement basis to raise C$10,200,000 before expenses. Canaccord Capital (Europe) Limited, MGI Securities Inc. and Mirabaud Securities Limited are acting as agents for the purposes of this private placement. Following the Placement, there will be 77,185,331 class “A” common shares of no par value in issue. It is expected that this Private Placement will close on December 20, 2005.

About Adastra

Adastra is an international mining company listed on the Toronto Stock Exchange and admitted for trading on AIM, in London, under the symbol “AAA”. Adastra is currently developing several mineral assets in Central Africa, including the Kolwezi Tailings Project and the possible rehabilitation of the Kipushi zinc mine in the DRC. Adastra’s growth strategy emphasizes the creation of shareholder value through the development of world-class resources in stable or stabilizing political environments.

~ Ends ~

Contact us:

London
Tim Read	Cathy Malins / Annabel Leather
Chief Executive Officer	Parkgreen Communications
T: +44 (0)20 7355 3552	T: +44 (0)20 7493 3713
F: +44 (0)20 7355 3554	F: +44 (0)20 7491 3936
E: london@adastramin.com	E: cathy.malins@parkgreenmedia.com

North America
Martti Kangas
The Equicom Group
T: +1 416 815 0700 x. 243
+1 800 385 5451 (toll free)
F: +1 416 815 0080
E: mkangas@equicomgroup.com

This News Release contains forwardlooking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company’s plans for its Kolwezi Project in the Democratic Republic of Congo (“DRC”) and the resource size and economic potential of that project. These forwardlooking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forwardlooking statements, including, without limitation, risks and uncertainties relating to political risks involving the Company’s operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, the inability or failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended October 31, 2003 and Reports on Form 6-K filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADASTRA MINERALS INC.

(Registrant)

Date December 14, 2005

By:	/s/ Paul C. MacNeill

Paul C. MacNeill

Director